July 27, 2011

Board of Directors
CST Holding Corp.

Gentlemen:

I hereby resign as the Executive Vice President, Secretary, and Director of CST Holding Corp., effective as of the date hereof.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of CST Holding Corp.

Very truly yours,

/s/ Michael Thomsen
Michael Thomsen